Exhibit 10.5


                                      November 1, 2001


Imagistics International Inc.
100 Oakview Drive
Trumbull, Connecticut  06611

Re: Pitney Bowes Management Services, Inc./Imagistics International Inc. - Reseller Agreement

Ladies and Gentlemen:

     In connection with the spin-off of the capital stock of Imagistics International Inc. ("Imagistics" or "you") by Pitney Bowes Inc. ("Pitney Bowes") to its stockholders, Imagistics and Pitney Bowes Management Services, Inc., a wholly-owned subsidiary of Pitney Bowes ("PBMS," "we" or "us") hereby enter into a reseller agreement to provide for the purchase of equipment by PBMS from Imagistics (the "Reseller Agreement"). This letter agreement together with the term sheet attached hereto as Exhibit A (the "Term Sheet") constitute the Reseller Agreement. The entering into and purchasing under the Reseller Agreement by the parties herein described and the other transactions contemplated hereby, entered into and consummated in connection therewith are herein referred to as the "Transactions".

     The parties hereby agree to be bound by the covenants and obligations set forth in this Agreement. No amendment or waiver of any provision of this Reseller Agreement shall be effective unless in writing and signed by the parties hereto and then only in the specific instance and for the specific purpose for which given. This Reseller Agreement shall be governed by, and construed in accordance with, the laws of the State of New York. Each of the parties hereto waives all right to trial by jury in any action, proceeding or counterclaim (whether based upon contract, tort or otherwise) related to or arising out of any of the Transactions or the other transactions contemplated hereby, or the performance by either party of the services contemplated hereby.

     Please confirm that the foregoing correctly sets forth our agreement by signing and returning to PBMS the duplicate copy of this Agreement enclosed herewith.

                                Very truly yours,

                                PITNEY BOWES MANAGEMENT SERVICES, INC.


                                By: /s/ Kevin C. Connolly
                                    -----------------------------------
                                    Name:  Kevin C. Connolly
                                    Title: President, North American
                                           Operations



Accepted and agreed to as of the date first written above:

IMAGISTICS INTERNATIONAL INC.


By:/s/ Joseph D. Skrzypczak
   ---------------------------------
   Name:  Joseph D. Skrzypczak
   Title: Chief Financial Officer


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                     PITNEY BOWES MANAGEMENT SERVICES, INC.
                          IMAGISTICS INTERNATIONAL INC.
                               RESELLER AGREEMENT

1.   Definitions

Equipment - Shall mean the analog, digital and digital connected copiers, facsimile equipment, and multifunctional equipment to be supplied under this Agreement by mutual agreement of the parties from time to time by Imagistics to PBMS.

Installation and Acceptance Date - Shall mean the business day on which Equipment is installed and operational in accordance with its published specifications.

Installation Site - Shall mean the location at which Equipment is or will be installed.

Monthly Charges - Shall mean the "Monthly Rental" charge and the "Cost per Click" charge ("CPC") for Rented Equipment, and EMA charges for leased or purchased Equipment in amounts as agreed to by the parties.

PBMS Customers - shall mean a customer of PBMS under an Facilities Management or similar Agreement.-

Rented Equipment - Shall mean Equipment which is rented by PBMS from Imagistics hereunder, and which is not leased from a third party leasing company or purchased by PBMS from Imagistics.

2.   Equipment Ordering and Administration

A. Ordering: All PBMS orders ("Orders") with Imagistics will be placed by the Administrative Service Center (ASC) in Tampa, Florida.

     All equipment rental, lease and maintenance agreements must be documented on Imagistics Order Agreements. All Order Agreements will be processed by the ASC, and no orders may be accepted from any other location. All Order Agreements must note a Capital Investment Proposal (CIP) number, which must be noted in the section reserved for Purchase Order number on the Imagistics invoice. Order Agreements will be provided by the Imagistics Sales Representative to the PBMS Representative. All order forms submitted to PBMS must note the following information:


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

o    Bill To address as noted in the Billing section below

o    Install address

o    Customer Account Number

o    Quantity, Description and Pricing of equipment ordered

o    Sales Representative Name, Sales Number, and Telephone Number

     All order forms submitted by PBMS to Imagistics must note the following information:

o    Information noted above

o    Tax Exempt Status

o    Tax Exemption Number

o    CIP Number noted in Equipment Purchase Order Number field

o    Approval Name and Signature of Authorized PBMS employees

     The list of PBMS employees authorized to approve equipment orders shall be agreed upon by the parties. This list will be updated as any changes occur. Order agreements that do not meet the above requirements may not be accepted by Imagistics, and will be returned to PBMS for correction.

     All supply orders will be placed by the ASC with a Purchase Order (PO) reference. All Order Agreements and supply orders will be processed by the ASC, and no orders may be accepted from any other location. All supply orders will note a PO number, which must be noted in the section reserved for Purchase Order number on the Imagistics invoice.

     Any orders accepted by Imagistics that do not follow these requirements will not be binding upon PBMS.

     To facilitate future ordering, a web-based application will be developed by Imagistics for PBMS to place all supply and equipment orders. A single point of contact will be dedicated by Imagistics for PBMS to place orders.

B. Billing: All invoices will be in electronic format, and will be transmitted to PBMS via EDI on a monthly basis for equipment rental, lease or maintenance invoices, and on a weekly basis for supplies and after-hours service invoices. The sole "Bill To" address for PBMS is:

     Pitney Bowes Management Services, Inc.
     Administrative Service Center
     5310 Cypress Center Drive
     Suite 110
     Tampa, FL  33609
     (P) (888)823-7267
     (F) (888)808-5794

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

     Invoices may not be sent to any other location for any reason. All inquiries for billing and collection, including aging statements and dunning letters, will be directed to the ASC at the address shown above. Under no circumstances will any billing communication in any form be directed to PBMS site locations or clients.

     Billing must follow the ordering requirements documented above. Any invoice submitted by Imagistics to PBMS that does not follow these requirements (including disputed line items in electronic invoices) will not be considered for payment. Such electronic invoices or line items where applicable, will be returned to Imagistics within 5 business days, and such paper invoices will be returned within a reasonable time (with 10 business days as a target timeframe), with explanations why the invoices cannot be processed for payment. Imagistics will credit and re-bill (if necessary) any such invoices within 30 days. Any incorrect invoices must be deleted from PBMS' aging statement, and payment for the re-billed invoice will follow the terms described in the Payment section below.

     All standard rental billing will include the current month's base cost plus the prior month's service cost. PBMS will provide monthly meter reads no later than the 7th business day of each month. If PBMS does not provide meter reads within 90 days of such time, Imagistics will use an estimated meter read based on prior usage providing PBMS provided at least 2 initial readings and one reading each quarter thereafter, otherwise if PBMS does not provide said meter reads within 90 days of such time, Imagistics will base the usage on the average number of copies made by PBMS or its Customer(s) on such model(s), and PBMS agrees to pay same. Imagistics shall provide PBMS with at least 5-day advance notice of such estimated meter reading billings. Imagistics agrees to reconcile estimated meter reads with actual meter reads every six (6) months by providing credits or invoices to PBMS for the difference. Imagistics will bill PBMS for only the pro-rated monthly base expense for new installations and cancellations based on the days of the month the equipment is installed. Monthly Charges shall begin on the Installation and Acceptance Date unless otherwise agree to by the parties.

C. Payment: Payment on all line items in electronic and paper invoices and consolidated paper invoices not subject to a bona fide dispute will be due to Imagistics no later than 30 days from the date of invoice receipt. Payment on all disputed line items in electronic and paper invoices, and consolidated paper invoices, will be due within 30 days of


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

     the re-bill date, unless such dispute by PBMS of the line item in the electronic or paper invoice, or of the consolidated paper invoice is shown to be incorrect by Imagistics, and in this circumstance PBMS shall pay such line item or invoice within 5 days of the response by Imagistics. Payment will continue to be made by check, and both companies will move toward developing payment via Electronic Funds Transfer (EFT). Both companies shall move forward to develop electronic invoicing for the current paper invoices.

3.   Equipment Pricing

     A. Pricing for the Equipment shall be as agreed upon from time to time by the parties pursuant to this Agreement.
     B. Imagistics may provide discounted pricing for cases in which PBMS is replacing competitive equipment with Imagistics Equipment. Such pricing discounts shall be negotiated on a case-by-case basis.
     C. Imagistics shall provide reduced rental pricing for continued after-term rental of Equipment, including rates for month-to-month and 1, 2 and 3 additional years.
     D. Imagistics shall, upon request from PBMS, provide short-term rental pricing (i.e., 6 months or less) for Equipment.
     E. Cost per copy charges will include all maintenance, drums, parts and consumable supplies, excluding paper, staples and costs directly attributable to Excluded Causes (as defined herein).
     F. PBMS and Imagistics shall meet quarterly to discuss and update prices for Equipment and supplies. PBMS and Imagistics shall meet annually to discuss and update cost per copy charges with the agreement that any increases to the cost per copy charge shall not exceed the increase to the Consumer Price Index for such year.
     G. As Imagistics moves into higher end equipment (i.e., copiers rated at making 100 or more copies per minute), Imagistics shall provide 3 and 5 year pricing as well as low and high volume plans

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

        (with ability of PBMS to switch from low to high or high to low on 90-day notice)
     H. Any Equipment, rental and/or EMA, as applicable, assumed by a PBMS Customer may be assumed at PBMS' or other negotiated rates, subject to Imagistics credit approval.
     I. Imagistics and PBMS agree to negotiate pricing in good faith on a case-by-case basis where the PBMS Customer is seeking lower pricing than that offered by PBMS.
     J. Imagistics hereby waives any and all installation and removal charges for facsimile Equipment.
     K. At the end of the original copier rental term, PBMS may renew such rental at an agreed-upon rate on an annual basis. Such annual rental shall be subject to published increases to the Imagistics maintenance charges. If PBMS does not renew pursuant to these terms, PBMS may continue to rent the unit on a month-to-month basis at the same rental and maintenance charges.
     L. At the end of the original fax machine rental term, PBMS may renew such rental for either one (1) or three (3) year periods at PBMS' discretion in accordance agreed upon pricing. PBMS shall also have the right to renew such rental at the then-current rental rate on a month-to-month basis.
     M. Imagistics shall provide standard Starter Kits (including toner and drums, operating instructions, cables and other standard supplies) for fax machines to PBMS at no charge.
     N. PBMS shall pay for all installation or removal/relocation charges for copier Equipment.

4.   Warranty

A. For each Imagistics product rented, leased or purchased by PBMS, Imagistics shall non-exclusively transfer to PBMS all warranties,


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

     remedies and indemnifications that it holds from the equipment manufacturer. Imagistics shall non-exclusively transfer to PBMS all Epidemic Failure and related warranties that Imagistics receives from its vendors. If the warranty is not transferable, Imagistics will covenant to provide PBMS with the practical benefits of such warranty and/or indemnification. Any and all warranty claims by PBMS or PBMS's Customer shall be made to Imagistics and not to the Equipment manufacturer. Should PBMS purchase an EMA (as hereinafter defined) on a unit of Equipment, the coverage afforded under such EMA shall be in addition to any warranty provided herein.

B. Any additional or conflicting warranty terms provided by PBMS to its Customers not previously agreed to in writing by Imagistics shall be at PBMS's sole risk and expense.

C. THESE WARRANTIES ARE THE ONLY WARRANTIES APPLICABLE TO THIS RESELLER AGREEMENT, THE EQUIPMENT AND THE SUPPLIES, AND ARE EXPRESSLY IN LIEU OF ALL OTHER WARRANTIES, EXPRESS OR IMPLIED, INCLUDING ANY IMPLIED WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, OR ANY OTHER WARRANTY. UNLESS OTHERWISE SET FORTH IN A Imagistics VENDOR WARRANTY, REPAIR OR REPLACEMENT OF THE EQUIPMENT OR REPLACEMENT OF SUPPLIES IS PBMS'S SOLE REMEDY. Imagistics DOES NOT ASSUME RESPONSIBILITY FOR ANY CONSEQUENTIAL, INDIRECT, INCIDENTAL OR PUNITIVE DAMAGES INCURRED BY REASON OF THE FAILURE OF THE EQUIPMENT TO OPERATE AS INTENDED.

5.   Nonexclusivity

A. The relationship between PBMS and Imagistics shall be nonexclusive. "Nonexclusive" means that PBMS may purchase, lease or rent copiers and facsimile machines, supplies, peripherals and all associated parts and services from any vendor it chooses. PBMS shall have no minimum volume purchase requirements with Imagistics.

6.   Equipment Cancellation

A. PBMS shall have the ability to cancel up to twenty percent (20%) per PBMS Customer of the PBMS fleet population of Facsimile Equipment


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

     each year. All requests for cancellation shall be submitted by the ASC in Tampa, Florida in writing to Imagistics no less than thirty (30) days prior to the requested Equipment removal date via facsimile or email to the address set forth hereinafter, provided that the Equipment unit has been installed a minimum of ninety (90) days and is not replaced with competitive equipment by PBMS.

B. PBMS will remain responsible for any base and overage expenses during the notification period. After that period, PBMS will no longer be responsible for any costs associated with the equipment. Billing will cease after the effective cancellation date.

C. PBMS will work with Imagistics in every loss of business situation to retain Imagistics equipment on-site by the Client or FM successor. PBMS will notify the Imagistics National Account Manager of loss of business situations promptly after the Client communicates the same to PBMS.

D. If Imagistics fails to remove requested Equipment in accordance with the cancellation provisions above, Imagistics will be liable for any removal and storage costs incurred by PBMS to meet a Customer's removal request. PBMS shall be responsible for any costs associated with removal of Equipment prior to the effective date.

7.   Indemnification

A. Imagistics shall indemnify, defend and hold harmless PBMS, its affiliates, directors, officers, and employees, from and against any losses, claims of losses, damages and expenses (including without limitation court costs and attorneys' fees) caused by:

     1. Defective Equipment to the extent provided by the equipment manufacturers to Imagistics

     2. Defective maintenance and associated services provided by Imagistics hereunder

     3. any other matters pertaining to the subject matter of this Agreement with respect to which Imagistics receives - indemnification and/or defense from its vendors or third parties

B. Each party agrees to indemnify, defend and hold harmless the other, its affiliates, directors, officers, and employees, from and against any losses, claims of losses, damages and expenses (including without limitation court costs and attorneys' fees) to the extent caused by the negligence or willful misconduct of the indemnifying party, its directors, officers, or employees.

C. The party entitled to indemnification under this Agreement (the "indemnified party") shall promptly notify the party required to


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

     indemnify (the "indemnifying party") of any indemnification claims. The indemnifying party shall have the right to control the defense of such claim including the right, with the consent of the indemnified party, to compromise or settle such claim. The indemnified party shall participate in such defense if requested by the indemnifying party and shall be reimbursed for the expenses incurred as a result of such participation.

D. Imagistics will, at its sole expense, indemnify, defend, and hold harmless PBMS, its parent, directors, officers and employees from and against all liability as a result of a claim or action asserted by any third party based upon PBMS's or PBMS's Customers' use and/or possession of the Equipment infringing any U.S. patent, copyright, trade secret, trademark or other intellectual property right or interest of any third party ("Infringement"), and Imagistics will pay damages, costs, expenses, settlement amounts and judgments finally awarded against PBMS or PBMS's Customers and relating thereto (including court costs and attorneys' fees). PBMS agrees to promptly notify Imagistics in writing of any matters in respect to which the foregoing indemnity may apply and Imagistics shall be relieved of its obligations under this Section to the extent it is prejudiced by PBMS's failure to timely notify it of such matter. Imagistics shall have the exclusive right to control and conduct the defense and settlement of all such claims or actions. PBMS agrees to provide such assistance at Imagistics' expense that may be reasonably required by Imagistics in connection with such settlement or defense. If final judgment shall be obtained against PBMS's or PBMS's Customers' use or operation of the Equipment, or any part thereof, by reason of such Infringement, or if in Imagistics's opinion, the Equipment is likely to become subject to a claim of Infringement, Imagistics shall, at its sole expense and option, either (a) modify the Equipment so that it becomes non-infringing without materially altering its capacity or performance; (b) procure for PBMS the right to continue to use the Equipment; or (c) substitute for the infringing Equipment other equipment having a capability equivalent to the Equipment. If neither (a) through (c) above is reasonably available to Imagistics, then Imagistics will remove the infringing Rented or leased Equipment at its sole cost and expense and PBMS shall have no further liability for payment therefore, or if the Equipment is purchased by PBMS then Imagistics shall refund to PBMS the purchase price of such unit of Equipment paid, pro ratable, based upon a thirty-six (36) month useful life. Imagistics shall have no liability with respect to any such claim or action to the extent caused by the combination, operation or use of the Equipment with any equipment, device, or alteration to the Equipment not made or


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     authorized in writing by Imagistics. The foregoing states the entire liability of Imagistics to PBMS for Infringement.

8.   Service Level Agreements

A.   Customer Penalties.

     Imagistics agrees to be subject to the penalties, discounts, cancellations, reductions, etc. imposed by PBMS Customers for failing to achieve the SLA requirements as negotiated with PBMS and approved by Imagistics in writing on a case by case basis. Imagistics' total exposure with regard to penalties, discounts, cancellations, reductions, etc. may also be subject to a mutually agreed upon "not to exceed" amount as negotiated on a contract-by-contract basis prior to execution of the agreement between PBMS and its Customer. PBMS will use commercially reasonable efforts to negotiate SLA requirements in accordance with those set forth below. However, Imagistics acknowledges and agrees that PBMS may enter into agreements with stricter SLA requirements. PBMS will notify Imagistics in such cases prior to entering into an agreement with its Customer. Imagistics agrees to negotiate stricter SLA requirements with PBMS upon request on a case-by-case basis.

B.   Equipment Uptime.

     Providing PBMS continually (barring reasonable gaps in time for administrative and renewal procedures) maintains an equipment maintenance agreement with Imagistics ("EMA") for a unit of Equipment ("Covered Equipment"), Imagistics shall maintain a PBMS Covered Equipment average fleet Uptime of 97% on a per month, per PBMS Customer basis. "Uptime" is defined as the time other than the time from a service call being placed until the unit of Covered Equipment is repaired based on a 9 hour workday and 5 day workweek.

         Uptime Percentage =  Hours of Operation - Equipment Downtime
                              ---------------------------------------
                                         Hours of Operation

"Equipment Downtime" shall mean the Covered Equipment is not functioning in substantial compliance with its specifications but shall not include time when the Covered Equipment is inoperable due to: (i) Excluded Causes; (ii) failure of a non-standard part; (iii) the use of the Equipment for training exercises; or
(iv) the performance of preventative maintenance.


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

Imagistics will make all necessary adjustments, repairs and parts replacement necessary to keep the Covered Equipment in good working order in accordance with its published specifications at no additional charge to PBMS or PBMS Customers, unless such adjustments, repairs or parts replacement are required due to: (i) the failure of PBMS or a PBMS Customer to operate the Covered Equipment under suitable temperature, humidity, line voltage, or any specified environmental conditions; (ii) the lack of reasonable care by PBMS or a PBMS Customer in handling, operating, and maintaining the Covered Equipment, including damage by misuse or malintent; (iii) the use of the Covered Equipment not in accordance with the agreed applications and for the ordinary purpose for which it is designed; (iv) any act or failure to act on the part of PBMS; (v) the use of non-approved accessories, materials or non-approved alterations or additions to the Covered Equipment, or the use of damaged materials, such as paper or envelopes; (vi) the use of the Covered Equipment in excess of its volume rating;
(vii) malfunction of equipment, parts, components, or software provided by PBMS or third parties which interfaces with the Covered Equipment, or (viii) any loss or damage resulting from perils or casualty, including fire, water damage or other external cause; (all of the foregoing causes collectively the "Excluded Causes"). PBMS shall promptly notify Imagistics of any unauthorized alteration of, or addition to the Covered Equipment.

C. Imagistics shall perform maintenance service necessitated by Excluded Causes or for non Covered Equipment at Imagistics's then current published time and materials rates. Imagistics will quote an estimate of the cost for such maintenance services in advance.

D. In the event Imagistics has failed to meet the Uptime Percentage or has received three (3) requests for maintenance service on any particular unit of Covered Equipment in any consecutive thirty (30) day period, Imagistics will (i) repair the malfunctioning unit; and (ii) upon receipt of a fourth
     (4th) request for maintenance service for such unit (unless any such maintenance is due to an Excluded Cause) order a replacement unit of Covered Equipment which will be shipped to PBMS in accordance with the time frame set forth in this Agreement and will be promptly installed by Imagistics. In addition, Imagistics shall provide for the repair or replacement of the Covered Equipment within ten (10) days of written notice of defect. If such Covered Equipment is not or cannot repaired within such time, Imagistics shall provide comparable loaner Equipment until such defective Covered Equipment is repaired.

E.   Customer Service.

     1. Imagistics agrees to respond to all service calls within a fleet average of four and one-half (4 1/2) business hours, as measured from receipt of the PBMS's call for PBMS Customers located within a twenty-five (25) mile radius from the nearest Imagistics location. For PBMS Customers located beyond the twenty-five (25) mile radius, Imagistics shall respond within a fleet average of six (6) business hours. Normal business hours


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          are defined as 8:00am to 5:00pm, Monday to Friday, except holidays.

     2. Imagistics shall provide a staffed customer service center from 8:00am to 5:00pm in each time zone at no additional cost to PBMS.

     3. Imagistics shall establish and/or maintain a toll-free number for use by PBMS or PBMS Customers to report service calls.

     4. Imagistics shall provide competitive pricing to PBMS for 24x7 service on a case by case basis.

     5. Imagistics shall respond to all calls by telephone within one (1) business hour.

F.   Demos.

     Imagistics agrees to review PBMS Equipment demo or trial units requests on a case by case basis.

G.   National Account Manager.

     Imagistics shall appoint a full-time, dedicated National Account Manager
     (NAM) who reports directly to the Vice President, Sales of Imagistics, to be the contact person for all PBMS informational requests, complaints, etc.

H.   Training.

     Imagistics shall provide training at no charge at its discretion on a case by case basis to designated PBMS employees for new Equipment model use and specifications. Imagistics shall provide to PBMS, at no extra cost for facsimile Equipment and included in the cost of installation for copier Equipment, training of PBMS's or PBMS Customers' "Key Operator(s)" at the PBMS Customer site for each unit of Equipment to a maximum of three (3) training sessions for ninety (90) days from the date of Equipment installation. Additional training will be billed at Imagistics's standard rates at the time such training is requested.

I.   On-Site Personnel.

     Except as otherwise provided herein, Imagistics shall provide competitive pricing and the parties agree to negotiate with each other in good faith on a case-by-case basis for the placement of on-site Imagistics employees at Customer locations. Such on-site Imagistics employees must pass Imagistics' standard background checks prior to working on site at Customer locations. Imagistics shall perform and PBMS shall pay for any background checks beyond Imagistics' standard background checks.


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

     Notwithstanding the foregoing, in the event that a PBMS Customer: has in one (1) building or a "close cluster of buildings" either a) 143 or more units of Imagistics copier Equipment or b) makes 1,430,000 or more copies per month, then, for every 143 copiers or 1,430,000 copies per month, Imagistics shall place one (1) full-time maintenance technician on such PBMS Customer site at no charge to PBMS or PBMS's Customer.

J.   Installation.

     Imagistics shall install Equipment within three (3) days of notification (via fax or e-mail) from PBMS of equipment receipt by the customer. Imagistics agrees to coordinate with PBMS and each PBMS Customer to ensure proper installation requirements are met.

     After-hours service requests before 8 AM and after 5PM on weekdays and all day on weekends or holidays may be accepted from field locations. The requesting site will be required to fax to Imagistics a PBMS Purchase Requisition (PR) to request the service. The PR number must be noted in the section reserved for Purchase Order number on the Imagistics invoice.

9.   Reports

     Imagistics will provide PBMS with service, quality and administrative reports on a monthly basis as defined below.

     o Copier equipment response time with a pareto showing percentage of calls with a response of four and a half (4 1/2) hours or less, percentage of calls with a response between four and a half (4 1/2) hours and six (6) hours, percentage of calls with a response between six (6) hours and eight (8) hours, and percentage of calls with a response time over eight (8) hours.

     o All equipment with three (3) or more calls in thirty (30) days (3/30's), with regard to customer calls only

     o Facsimile equipment response time, including the average telephone repair time from the Melbourne Diagnostic Center.

10.  Past Agreements

     For those transactions for the sale, lease or purchase by PBMS of copier and facsimile equipment from Imagistics which originated prior to the effective date hereof, Imagistics agrees to honor its past practices, including but not limited to fleet management


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

     agreements agreed upon by PBMS with its customers, with PBMS to the extent they were followed prior to the effective date hereof.

11.  Agreement Term and Termination

(a) The initial term of this Agreement shall begin on the Effective Date and shall continue for a period of two (2) years. ("Initial Term"). The Agreement may be extended for additional one (1) year periods (the "Renewal Term") upon mutual written agreement of the parties at least sixty (60) days prior to the end of the Initial Term. The Initial Term and Renewal Term are collectively referred to as the "Term" of this Agreement, which shall be extended as to individual units of Equipment as set forth in Section (b) below.

(b) It is specifically understood and agreed by the parties that each unit of Equipment rented by PBMS from Imagistics hereunder shall be rented for the term set forth in the individual rental order, which term shall be mutually agreed to by the parties and shall begin on the Installation and Acceptance Date (the "Equipment Term") and that the applicable terms and conditions of this Agreement relating to such unit of Equipment shall be extended accordingly. Should a unit of Equipment be leased from a third party leasing company by PBMS, the terms and conditions of the lease shall be controlling, excepting as to the maintenance and warranty provisions, and the termination of such maintenance provisions, set forth herein.

(c) If any additional accessory equipment or other item is rented from Imagistics and is added to any unit of Equipment, the rental term of such item shall be coterminous with the Equipment Term of the unit of Equipment to which it is attached and the price of the Equipment shall be adjusted accordingly based on the price of accessory equipment or other item added to the Equipment.

(d) Imagistics and PBMS shall have the right to terminate this Agreement and/or affected Order(s) as the case may be upon the occurrence of any of the following events of default, provided however, that for any default specified in (i) below, either party may terminate only those units of Equipment which are the subject of the default:

     (i) A party fails to perform any material obligation under this Agreement and such failure continues unremedied for a period of thirty (30) days after the non-defaulting party provides written notice as to the failure to perform;

     (ii) PBMS shall fail to make any undisputed payments when due under this Agreement and such failure shall continue for thirty (30) days after Imagistics provides written notice of such failure;

     (iii) A proceeding is commenced by or against a party under any law relating to bankruptcy, or a court assumes jurisdiction of a party's assets under any law authorizing reorganization of its debts, or a trustee or receiver shall be appointed for all or a substantial portion of the party's assets;

     (iv) A party shall become insolvent or suspends its business for any length of time; or

     (v) A party shall make an assignment of its assets for the benefit of its creditors.

(e) In addition to other remedies available to Imagistics herein, and without exclusion of any remedy available to Imagistics at law or in equity, upon the occurrence of any of the events of default set forth above by PBMS, Imagistics may take, or retain, possession of the affected Equipment and may remove the same, and for such purpose may enter upon any premises where the same shall be situated with the permission of PBMS. Upon Imagistics retaining or retaking possession of a unit of Equipment as provided in this Section, the affected order(s) (and the rental(s) contained therein) shall immediately terminate, without prejudice, however, to any other right or claim of Imagistics against PBMS.

(f) The parties acknowledge that Imagistics has based its pricing for the rental and maintenance services provided hereunder in reliance on PBMS's fulfillment of all of its obligations under this Agreement for the entire Term, as extended by
Section 11 (b). Therefore, should this Agreement terminate due to PBMS default prior to the end of the Term, as extended by Section 11 (b), for all Rented Equipment, the unpaid total Monthly Rental charge, or, if the Monthly Charge for the unit of Equipment is based solely on CPC charges, the greater of the average of CPC charges for the 3 months prior to such termination date, or the minimum CPC charges for each unit of Equipment, as agreed upon by the parties, for each unit of Rented Equipment and its accessories, for the balance of the Equipment Term(s) of each of such units of Equipment, shall be accelerated and PBMS shall promptly pay to Imagistics within thirty (30) days of the termination of this Agreement the outstanding total Monthly Charges or minimum CPC Charges, as applicable, for all such units of Equipment and its accessories for the remaining balance of their Equipment Term(s).

(g) In the event of Imagistics default and failure to cure pursuant to Section 11(d)(i) above, PBMS shall have the right to terminate all Orders at the affected PBMS Customer (the "Terminated Orders") at no cost to PBMS. PBMS shall provide written notice to Imagistics as to when PBMS requires the Rented Equipment to be removed by Imagistics, such date to be no later than 120 days from the date of notification. Imagistics shall continue to provide maintenance pursuant to this Agreement on the Terminated Orders providing PBMS continues to pay for such maintenance and for all rental payments due on the Rented Equipment rented under such Terminated Orders until the effective date of termination. Upon such termination effective date, Imagistics shall remove all Rented Equipment subject to the Terminated Orders at its cost. For PBMS-purchased Equipment that is subject to this Section 11(g), Imagistics shall pay to PBMS within thirty (30) days of the effective termination date a refund of the purchase price of each unit of purchased Equipment pro-rated over a thirty-six
(36) month time period, providing such Equipment is returned to Imagistics in good condition, reasonable wear and tear and any defects caused by Imagistics excepted.

12.  Scope of the Agreement

     This is an agreement between Imagistics and PBMS to enable PBMS to rent or purchase Equipment from Imagistics, or lease Equipment from third party leasing companies, for the purpose of providing such Equipment to PBMS Customers pursuant to a PBMS Facilities Management agreement (or other similar agreement), purchasing supplies therefore, and for Imagistics to maintain such Equipment pursuant to the provisions set forth herein. The provisions of this Agreement shall only apply to Equipment rented, leased or purchased by PBMS on or after the effective date of this Agreement. All Equipment rented, leased or purchased by PBMS prior to the effective date of this Agreement shall be subject to the terms pursuant to which they were rented, leased or purchased by PBMS.

13.  Taxes/Liens

     In addition to payment of the charges set forth herein for Equipment, and the payment for Supplies, and any additional services or parts, PBMS shall pay all applicable sales taxes on Equipment and property taxes on purchased or leased Equipment which may now or hereafter be imposed or levied upon the Equipment, its use or operation, the Supplies, and any additional services or parts (exclusive of taxes based on or measured by Imagistics's net income, personal property, business privilege and franchise taxes), unless PBMS provides Imagistics with a valid tax exemption certificate. Imagistics shall be responsible for all applicable property taxes on Equipment rented by PBMS. PBMS shall keep the Equipment free of all liens, levies or other encumbrances.

14.  Equipment Delivery, Installation/Removal

(a) Imagistics will make reasonable efforts to ship all Equipment to the Installation Site(s) within ten (10) business days of receipt of PBMS's Order(s), or an order from a leasing company to ship such Equipment, unless a shorter period of time is mutually agreed upon by the parties. However, Imagistics will ship all Equipment to the Installation Site(s) within twenty
(20) business days of receipt of PBMS's Order(s). In the event that Imagistics has discontinued the rental of such Equipment or the Equipment is otherwise not available for shipment to PBMS for reasons other than those covered under
Section 22, Force Majeure, Imagistics shall ship Equipment which has the same or comparable functionality, performance and operation as the discontinued or unavailable Equipment at the same price.

(b) Imagistics' installation services include uncrating, unpacking, connection to peripherals, power, communication and other utilities, training and rendering the Equipment ready for use, all subject to the applicable terms of this Agreement.

(c) PBMS shall have the area at the Installation Site where the unit of Equipment is to be installed prepared and ready to receive the unit of Equipment prior to its delivery, including providing adequate power, analogue phone line (if required for the unit of Equipment), lighting, humidity control, HVAC, and security.

15.  Location/Identification

The Installation Site(s) of the Equipment may be changed by PBMS upon thirty
(30) days prior written notice to Imagistics. Imagistics, at the request of PBMS, will disconnect and reconnect such Equipment. PBMS will be responsible for any transportation charges associated with such movement of Equipment. PBMS shall not remove from the Rented Equipment any label affixed thereto, which identifies the Rented Equipment as being Imagistics's property and shall not alter or modify the Equipment in any way.

16.  Access

     Where applicable, Imagistics, its employees and authorized agents shall have reasonable access to the Equipment to provide maintenance service and obtain copy counts, subject to the reasonable and standard security regulations and operational procedures existing at the Installation Site. PBMS or PBMS's Customer will inform Imagistics in writing of all appropriate security regulations and operational procedures, and any changes thereto.

17.  Surrender, Removal and Return of Equipment

     Upon termination of this Agreement or upon termination of the rental of any unit of Equipment pursuant to this Agreement, PBMS will make such Equipment available for removal and pick-up by Imagistics. Imagistics will be responsible for the removal of the Rented Equipment from the Installation Site(s) pursuant to the terms set forth herein.

18.  Quiet Enjoyment

     During the Term of this Agreement and so long as PBMS is not in default of any material obligation hereunder, PBMS and PBMS Customers shall be entitled to use the Rented Equipment without disturbance.

19.  Title to Equipment

     With regard to Rented Equipment only, the Equipment is, and shall at all times remain, the property of Imagistics. PBMS shall acquire no right, title or interest therein. The Rented Equipment shall for all purposes remain personal property notwithstanding that the Equipment may become attached or affixed to real property or any improvements thereon. All risk of loss, damage, or destruction of Rented Equipment shall be assumed by PBMS or PBMS' Customer from the Installation and Acceptance Date at the Installation Site until removal of the unit of Equipment by Imagistics.

20.  Limitation of Liability

     Neither party shall be liable one to the other, for any special, indirect, incidental, punitive, exemplary or consequential damages (including without limitation loss of profits) arising out of or in connection with this Agreement, the Equipment and servicing thereof, Supplies, parts, and Order(s) issued hereunder.

21.  International Rentals

     All rentals of Equipment made outside of the United States must be negotiated with Imagistics's local authorized distributor and are not subject to the terms and conditions of this Agreement.

22.  Force Majeure

     Neither party shall be liable to the other for any delay or failure to perform its obligations due to any cause beyond its reasonable control including any act of God, the action of any government or judiciary; provided that in any such event, the parties shall notify the other of any such delay and make a diligent effort to resume its responsibilities hereunder.

23.  Insurance

(a) Imagistics shall at all times during the term of this Agreement maintain the indicated levels of the following types of insurance, with carriers that maintain a Best rating of A or better.

           A.       General Liability            $4,000,000
           B.       Worker's Compensation        Statutory
           C.       Employer's Liability         $2,000,000
           D.       Automobile Liability         $2,000,000
           E.       Employee Crime Liability     $1,000,000
           F.       Product Liability            $2,000,000

(b) Imagistics shall furnish to PBMS, upon request, a standard form Certificate of Insurance naming PBMS as an additional insured under Imagistics's general liability coverage. Such Certificate of Insurance shall also provide that the insurer shall give PBMS notice thirty (30) days prior to cancellation, modification or material reduction of any policy referenced in the certificate.

24.  Audit

Imagistics agrees that its books, records and related documents pertaining to maintenance of the Equipment under an EMA Contract or Warranty, or the amounts charged to PBMS by Imagistics hereunder shall at all reasonable times by subject to inspection and audit upon thirty days written notice and during normal business hours by an independent accounting firm selected by PBMS. Such firm shall keep all such information confidential and shall agree in writing to be subject to the confidentiality requirements of this Agreement. The firm shall confirm the maintenance statistics or charges to PBMS but shall not release to PBMS any information that is confidential or proprietary to Imagistics. Imagistics agrees to keep detailed, complete and accurate records for all Equipment rented, sold, maintained and returned hereunder. In the event any such audit reveals that PBMS made an overpayment to Imagistics under this Agreement, then subject to a review of the audit by Imagistics, Imagistics shall pay such overpayment amount to PBMS within thirty (30) days of overpayment notification, unless subject to a bona fide dispute in which case such amount shall be negotiated in good faith between the parties.

25.  Confidentiality

PBMS and Imagistics each agree that it shall not disclose, duplicate, copy or use for any purpose other than the performance of this Agreement and Order(s) issued hereunder and shall treat as confidential and as proprietary such information (in whatever form) that relates to Imagistics's (in the case of PBMS) or PBMS's or PBMS's Customer's (in the case of Imagistics) research, development, trade secrets, business affairs or other confidential or proprietary information with at least the same degree of care and protection it uses in the care and protection of its own proprietary and confidential information; provided, however, the obligation to treat as proprietary and confidential shall not apply to information which is (a) publicly available through no wrongful act of either party; (b) in the other party's possession on the date of this Agreement free of any obligation to keep it confidential; (c) independently developed; and (d) obtained rightfully from a third party not under any obligation of confidentiality. The foregoing shall in no way restrict any disclosure by either party (a) pursuant to (i) any law of the United States of America or of any State thereof, (ii) the order of any court or governmental agency, (iii) the rules or regulations of any governmental agency having regulatory authority, or (b) if either party in its reasonable judgment, determines that any such disclosure is necessary in order to comply with, or avoid violation of any request by a regulatory authority.

Imagistics shall ensure that any of its employees or subcontractors who perform services at an Installed Site execute confidentiality statements (or such similar documents) as may be required by PBMS Customers.

26.  Reseller Rights

For the term of this Agreement, Imagistics hereby grants PBMS the nonexclusive right to market, resell, re-lease, re-rent and bill for the Equipment to PBMS Customers pursuant to Facilities Management Agreements or similar agreements and subject to the provisions of any third party lease for Equipment. Imagistics further grants PBMS the right to use Imagistics trademarks, trade names and other intellectual property solely for the purposes set forth in this Agreement and subject to the prior written approval of Imagistics.

27.  Assignment

This Agreement may not be assigned without the prior written consent of the other party, except that either party may assign this agreement to a parent, subsidiary, affiliate, or successor to substantially all of the assets of such party. Any purported assignment without consent shall be deemed null and void and having no effect.

28.  Miscellaneous Provisions

(a) Section headings are included for convenience only and are not to be used to construe or interpret this Agreement.

(b) Neither party's officers or employees, agents or contractors, will, by virtue of this Agreement, be deemed officers, employees, agents, or contractors of the other party for any purpose. It is understood by PBMS and Imagistics that the relationship between the parties hereunder shall at all times be that of independent contractors.

(c) No delay, failure or waiver of either party's exercise or partial exercise of any right or remedy under this Agreement shall operate to limit, impair, preclude, cancel, waive or otherwise affect the existence of such right or the exercise of such remedy at a future time.

(d) If any provision of this Agreement is held invalid, illegal, or unenforceable, the validity, legality, or enforceability of the remaining provisions shall in no way be affected or impaired thereby.

(e) This Agreement shall be construed and enforced in accordance with the laws of the State of Connecticut without reference to the conflict of laws provisions thereof. The parties hereby consent to the personal jurisdiction of the state and federal courts within the State of Connecticut,

County of Fairfield, for the adjudication of all matters relating to, or arising under this Agreement.

(f) This Agreement may be executed by the parties hereto in one or more counterparts, and each of which when so executed shall be an original, but all such counterparts shall constitute but one and the same instrument.

(g) Written notice or submission of written replies required by this Agreement shall be accomplished by personal delivery, registered mail or certified mail (return receipt requested) postage prepaid addressed to the following location or such other location provided by the parties during the term of this Agreement by notice similarly given:

If to Imagistics:                           If to PBMS:

Pitney Bowes Office Systems, Inc.     Pitney Bowes Management Services, Inc.
100 Oakview Drive                     23 Barry Place
Trumbull, CT 06611-4785               Stamford, CT 06926-0700
Attn:  Contracts Administrator        Attn: Michael Armstrong

With a copy to:                       With a copy to:

Pitney Bowes Office Systems, Inc.     Pitney Bowes Inc.
100 Oakview Drive                     One Elmcroft Road
Trumbull, CT 06611-4785               Stamford, CT 06926-0710
Attn:  General Counsel                Attn: Vice President &
                                            General Counsel, MSC 64-05

Notice will be effective upon personal delivery, or if mailed, as provided above on the first business day following the date of mailing.

(i) This Agreement together with the Exhibits attached hereto and all Order(s) issued hereunder, constitute the entire agreement between the parties, concerning the subject hereof. No amendment, modification, or waiver of any term of this Agreement shall be effective unless such amendment, modification, or waiver is in writing and signed by Imagistics and PBMS.

(j) If Imagistics so requests, PBMS shall execute any such document as Imagistics shall deem reasonably necessary in writing to evidence Imagistics's interests in Rented Equipment or the applicable rental. Imagistics is authorized to file a financial statement signed only by Imagistics with respect to the applicable rental, naming PBMS as a renter or lessee, when permitted by the Uniform Commercial code solely for the purpose of giving public notice of Imagistics's ownership of the Rental Equipment specified in the applicable rental.

(k) Any terms or conditions of this Agreement which by their express terms extend beyond termination or expiration of this Agreement or which by their nature shall so extend shall survive and continue in full force and effect after any termination or expiration of this Agreement.